CONFIDENTIAL TREATMENT REQUESTED

BY FIREEYE, INC.: FEYE-0005

June 16, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Matthew Crispino Ji Shin

Re:	FireEye, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 2, 2015 Definitive Proxy Statement on Schedule 14A Filed April 24, 2015 File No. 001-36067

Ladies and Gentlemen:

FireEye, Inc. (the “Company”) is submitting this letter and the following information in response to a letter, dated June 2, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed on March 2, 2015 (the “Form 10-K”), including Part III of the Form 10-K included in the definitive proxy statement filed on April 24, 2015 (the “Proxy Statement”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the

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Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Part III (as Incorporated by Definitive Proxy Statement)

Executive Compensation, page 25

1.	We note that the compensation committee selected bookings, non-GAAP earnings before interest, taxes, depreciation and amortization, and new customers as the corporate performance measures for the 2014 Incentive Compensation Plan for Non-Sales Executives and also used bookings to determine PSU awards. In your response letter, please disclose the target levels and the company’s actual performance against such goal for each corporate performance objective and confirm that you will provide similar disclosure in future filings as appropriate. Refer to Item 402(b)(2)(v) of Regulation S-K. Also, for each corporate performance target that is a non-GAAP financial measure, please disclose how the number is calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm, such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.

Please note that where performance targets are tied to company-wide financial results that are publicly reported, we generally expect companies to disclose the targets after those financial results have been disclosed. It is unclear to us what insights competitors can draw about a company’s planned investments or future projected growth from historical performance targets that they could not also draw from actual results and or the company’s participation in the market place.

We respectfully advise the Staff that disclosure of the specific corporate performance targets and our performance against such targets is not required because it would result in competitive harm to us and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when the registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are ... trade secrets and commercial or financial information obtained from a person and privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is

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sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Trade Secrets and Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” under Exemption 4 include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

The corporate performance objectives selected by our compensation committee (the “Committee”) for the 2014 Incentive Compensation Plan for Non-Sales Executives, as described beginning on page 34 of our Proxy Statement, were bookings, non-GAAP earnings before interest, taxes, depreciation and amortization, and number of new customers. Bookings is also used to determine PSU awards. These objectives relate to certain Company targets under our Board-approved internal operating plan for fiscal year 2014. The target levels of the corporate performance objectives, as well as our performance against such goals, specifically relate to our commercial operations and our financial condition. As such, the target levels and actual performance constitute “commercial or financial information” under Exemption 4.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327.

Accordingly, the second prong under Exemption 4 has been satisfied as we are a corporation, and thus, the information is being obtained from a person.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (1) it is not customarily released to the public by the person from whom it was obtained, and (2) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th

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Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291

As noted in the Proxy Statement and above, the corporate performance objectives established by the Committee for the 2014 Incentive Compensation Plan for Non-Sales Executives are bookings, non-GAAP earnings before interest, taxes, depreciation and amortization, and number of new customers. Bookings is also used to determine PSU awards. The target levels of the corporate performance objectives are derived from our Board-approved internal annual operating plan for the fiscal year. The operating plan and, consequently, the target levels of the performance objectives, represent our confidential internal goals for our business, financial and operational strategies. With the exception of number of new customers, which we disclose in general terms on a historical basis following the end of the fiscal period, these corporate performance objectives, as well as our operating plan, the other internal goals and objectives contained therein and actual results of such objectives, are not released or disclosed to the public.

Our competitors could use information from our corporate performance objectives to unfairly compete with us, which would be harmful to our business and our future operations. This is particularly true for larger competitors or competitors who are not subject to similar reporting requirements. We compete in a highly competitive and constantly evolving market against, among others, competitors who have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. These competitors and potential competitors include Cisco Systems, Juniper Networks, Inc., Intel, IBM and HP. Because of their larger sizes, certain competitors may not be required to disclose performance objectives similar to ours for their product lines that are competitive to ours, and as such, these competitors would not be disclosing the same level of detail about their quantitative business, financial and operational strategies for the comparable business. Similarly, our competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the target levels and actual results of our corporate performance objectives without a corresponding opportunity to access similar information from our competitors would place us at a strategic disadvantage.

Furthermore, we believe that disclosure of these corporate performance objectives, which we describe in the Proxy Statement as challenging but attainable, would cause confusion in the investment community to our detriment because any shortfall in obtaining any one of these challenging internal target levels could be misinterpreted to suggest that there was a material adverse effect on our business and operating results regardless of whether we met or exceeded industry analysts’ expectations of our financial performance. Because these targets are designed to be challenging, they may exceed our realistic expectations regarding our financial performance. If industry analysts or investors believe there was a material adverse effect on our business and operating results as a result of any shortfall of one or more of these internal targets, our stock price could decline and competitors could use this decline against us in the marketplace. We believe that the mandatory disclosure of such targets, even on a historical

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basis, (1) may act as a disincentive for the Committee to set challenging performance targets for our executive officers and (2) could result in the use of performance targets that are not as closely aligned with shareholder interests and returns as the corporate performance objectives described in the Proxy Statement.

Also, disclosure of historical corporate performance target levels and their actual results could allow competitors to conduct compensation analysis of our employees that would allow for more effective and targeted recruitment of such employees, especially employees in our sales department. Finally, such disclosure could allow competitors to forecast or extrapolate our business model to future periods and subject us to similar risks. In addition, we may have multi-year strategies that would be harmed by disclosure of historical corporate performance targets and their actual results.

With the exception of number of new customers, we believe disclosure of these corporate performance targets and their actual results will make it substantially more difficult for us to achieve our business, financial and operational strategies, and will cause significant economic harm to our competitive position, which would be harmful to our stockholders. We believe that access to these corporate performance target levels and their actual results by our competitors would allow them to use the information against us, which would affect our future plans and strategies, make our ability to achieve such plans and strategies increasingly difficult and could result in a material adverse effect on our business and financial results.

In response to the Staff’s comment and in consideration of the fact that we disclose the actual or approximate number of new customers on a quarterly basis, we supplementally advise the Staff that, for fiscal year 2014, our target level for number of new customers was [***] and the actual number of new customers for fiscal year 2014 was 1,104. To the extent that the Committee includes number of new customers as a performance objective in the future, we will disclose the actual number of new customers in future filings.

Compensation Elements

Short-Term Incentive Compensation – Non-Sales Executives

Individual Performance Objectives, page 35

2.	We note that cash incentive compensation is based, in part, on each executive officer’s achievement of his or her performance objectives. In your response letter, please provide a detailed description of each executive officer’s individual performance objectives for the 2014 incentive compensation plan and confirm that you will provide similar disclosure in future filings, as appropriate. Refer to Item 402(b)(2)(vii) of Regulation S-K.

As disclosed in the Proxy Statement, individual performance objectives for each of Mr. Aziz, Ms. King and Mr. Sheridan are established at the beginning of the year by our Chief Executive Officer and the Committee. These objectives could be quantitative or qualitative goals, depending on the organizational

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priorities for a given year, and typically focus on key departmental or operational objectives or functions. These objectives set expectations for what our Chief Executive Officer and the Committee anticipate will be the means by which the individual component of cash incentive compensation is determined.

The evaluation of each named executive officer is based on a subjective assessment by our Chief Executive Officer against their respective individual performance objectives for the year. Because we operate in a dynamic and rapidly changing environment, our Chief Executive Officer has complete discretion to determine if the individual performance objectives were met, how they were met and whether there were other objectives that were more relevant indicators of performance for that individual. Our Chief Executive Officer then makes his recommendations about achievement for the individual performance objectives to the Committee, which the Committee then takes into consideration. The Committee has complete discretion to accept our Chief Executive Officer’s recommendation, or to increase, reduce, or eliminate this aspect of an executive officer’s cash incentive compensation based on any factors it deems relevant.

The individual performance objectives for Mr. Aziz that were established at the beginning of 2014 were qualitative and closely linked to his role as our Chief Strategy Officer. Mr. Aziz’s specific goals included providing leadership of our engineering and research and development teams, taking an executive tour of the Middle East, including customer visits, participating in media and press engagements, and providing product strategy and vision.

The individual performance objectives for Ms. King that were established at the beginning of 2014 were qualitative and closely linked to her role as our General Counsel. Ms. King’s specific goals included supporting our mergers and acquisition activity, managing and growing our international government affairs function, developing and building our patent portfolio and trademarks and managing related litigation, managing the legal function with respect to corporate and securities matters, and managing the legal aspects of our international expansion.

The individual performance objectives for Mr. Sheridan that were established at the beginning of 2014 were qualitative and closely linked to his role as our Chief Financial Officer. Mr. Sheridan’s specific goals included managing the financial aspects of our integration of Mandiant Corporation, which we acquired in December of 2013, overseeing our follow-on offering, providing quarterly and annual financial guidance, preparing for a potential convertible bond offering, and working with investors and analysts.

In future filings, we will provide more detailed descriptions of each executive officer’s individual performance objectives for that year.

*    *    *    *    *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 321-7745. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

FIREEYE, INC.

/s/ Alexa King

Alexa King

Senior Vice President, General Counsel and Secretary

cc:	David G. DeWalt, FireEye, Inc.
Michael J. Sheridan, FireEye, Inc.
Steve Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Jon Avina, Wilson Sonsini Goodrich & Rosati, P.C.